Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Basis of Presentation

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for GFL Environmental Inc. dated November 5, 2020 should be read in conjunction with our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2020 (“Interim Financial Statements”) and the audited annual consolidated financial statements (“Annual Financial Statements”) and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Annual MD&A”) included in our prospectus dated March 2, 2020 (“IPO Prospectus”) relating to our initial public offering of subordinate voting shares. Information contained within the Annual MD&A is not discussed in this MD&A if it remains substantially unchanged.

GFL Environmental Inc. (“GFL”, “the Company”, “we”, “us” and “our”) was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. (“Holdings”). The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity.

This MD&A contains forward-looking information, which is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is made as of the date of this MD&A. However, we do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information as a result of various factors, including those described in sections 7 and 11 and elsewhere in this MD&A as well as the IPO Prospectus and the Annual MD&A.

Our Interim Financial Statements and our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Certain segment and line of business information reported in prior periods has been reclassified for consistency with the current period presentation.

Measures and Key Performance Indicators

To evaluate our performance, we monitor a number of key indicators. As appropriate, we supplement our results of operations determined in accordance with IFRS with certain non-IFRS financial measurements that we believe are useful to management, investors, lenders and others in assessing our performance. These non-IFRS measurements should not be considered in isolation or as a substitute for reported IFRS results because they may include or exclude certain items as compared to similar IFRS-based measurements, and such measurements may not be comparable to similarly-titled measurements reported by other companies. Rather, these measurements should be considered as an additional way of viewing aspects of our operations that provide a more complete understanding of our business. Refer to our Annual MD&A for a list of our IFRS key performance indicators and to section 10 of this MD&A for a list of defined non-IFRS performance indicators.

Impact of and Response to COVID-19

The spread of the novel coronavirus (“COVID-19”) has created a global health crisis that has resulted in widespread disruption to economic activity in the United States and Canada. Beginning in March 2020, U.S. and Canadian governments as well as numerous state, provincial and local governments implemented certain measures to attempt to slow and limit the spread of COVID-19, including shelter-in-place and physical distancing orders as well as closure restrictions or requirements. Throughout the second quarter of 2020, governments in Canada and the U.S. began to lift these measures and reopen businesses. Later in the third quarter, several measures were re-introduced primarily in major metropolitan areas.

Throughout this period, we have been classified as an “Essential Critical Infrastructure Workforce” by the Government of Canada and the U.S. Department of Homeland Security and as an “Essential Service Provider” by Canadian provinces and the U.S. states in which we operate. As a result, we have continued to provide our essential services during these unprecedented and challenging times.

Our financial results for the three and nine months ended September 30, 2020 were impacted by the reduction in commercial activity as a result of the various measures taken by the Canadian and U.S. governments in response to COVID-19. Our overall revenue is heavily weighted to our solid waste business, which is our most resilient business line and is also diversified across geographies and customers. The majority of the revenue we generate in our solid waste business is from secondary markets. The solid waste revenue we generate in major metropolitan centres or primary markets is predominately derived from municipal residential contracts. In the three months ended September 30, 2020, we experienced lower volumes in our solid and liquid waste commercial and industrial collection and post collection businesses due to a decrease in service levels attributable to COVID-19, primarily in the major metropolitan centres that we serve. Our liquid waste business also had lower sales volume of used motor oil (“UMO”) which we believe is a result of the temporary suspension of certain customers’ operations in response to COVID-19. While construction projects in certain jurisdictions have been deemed essential services, due to the protracted duration of the COVID-19 pandemic, we experienced lower volumes in our infrastructure and soil remediation business in the three months ended September 30, 2020. In addition, we experienced an adverse impact on our margins due to the change in revenue mix resulting from fewer low volume high-frequency projects. Due to the rapidly evolving and highly uncertain nature of the COVID-19 pandemic, we are unable to estimate the extent of its impact on our on-going business at this time.

In response to the spread of COVID-19 and resulting governmental measures, we have implemented business continuity initiatives focused on prioritizing the health and safety of our workforce. We have implemented physical distancing protocols, reinforced proper hygiene practices and increased communications to employees reinforcing these practices. As safety is one of our core values, we continue to support and protect the health and well-being of our workforce and customers through ongoing sanitization of equipment and facilities as well as providing personal protection equipment to employees to ensure our ability to continue to safely deliver our services to our communities and customers. We have a flexible cost structure which allows us to manage our operating expenses and capital expenditures. We have deferred certain non-essential capital expenditures originally planned for 2020 and reduced or eliminated certain discretionary costs such as travel and entertainment.

1. Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in 23 states in the United States. GFL had more than 13,000 employees as of September 30, 2020.

Our diversified service offerings include non-hazardous solid waste management, infrastructure and soil remediation and liquid waste management services. These comprehensive service offerings across our business lines position us to be a “one-stop” provider of environmental services to our customers and differentiate us from those of our competitors that do not offer the same breadth of services as we do. Our business is well-diversified not only across business lines but also across geographies and customers. We serve our customers through a strategically-located network of facilities in many major metropolitan centres and secondary markets across Canada and primarily in secondary markets in the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue. The revenue generated in our solid and liquid waste management operations is predictable and recurring in nature as a result of the stability of waste generation and the contractual nature of these lines of business.

Through a combination of organic growth and acquisitions, we have built a leading platform with broad geographic reach and scalable capabilities. We intend to leverage this platform to pursue new business opportunities and generate network efficiencies by extending our geographic footprint and increasing regional density across our business lines.

We are led by a team of highly experienced and entrepreneurial executives. Patrick Dovigi, our Founder, Chairman, President and Chief Executive Officer has led our operations since inception in 2007 and has instilled a results-oriented, entrepreneurial culture that emphasizes the importance of safety for our employees and customers.

We expect to continue to grow our business by:

•	generating strong, stable organic growth by continuing to serve our existing customer base and by attracting new customers, realizing cross-selling opportunities, renewing or extending existing contracts and winning new contracts, and extending our geographical market reach;

•	executing strategic, accretive acquisitions; and

•	driving operating cost efficiencies across our platform.

We believe that our diversified business model positions us well to continue to capitalize on the attractive growth opportunities in the stable, highly fragmented North American environmental services industry.

Initial Public Offering

On March 5, 2020, GFL completed its initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 tangible equity units (“TEUs”) for total gross proceeds to us of $2,888.8 million (US$2,168.8 million) (collectively, “the IPO”). Our subordinate voting shares trade on the New York Stock Exchange (“the NYSE”) and the Toronto Stock Exchange (“the TSX”) under the symbol “GFL” and the TEUs trade on the NYSE under the symbol “GFLU”.

Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contract ("Purchase Contract(s)") and a senior amortizing note ("Amortizing Note(s)") due March 15, 2023. We used the net proceeds from the IPO to redeem our 5.625% USD senior unsecured notes due May 1, 2022 ("5.625% 2022 Notes") and our 5.375% USD senior unsecured notes due March 1, 2023 ("5.375% 2023 Notes") and a portion of our 7.000% USD senior unsecured notes due June 1, 2026 ("7.000% 2026 Notes") and our 8.500% USD senior unsecured notes due May 1, 2027 ("8.500% 2027 Notes") and to repay certain indebtedness outstanding under our Revolving Credit Facility and our Term Facility.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this MD&A.

Our ability to continue to grow our business and generate improvements in our financial performance depend on our ability to continue to expand our environmental services platform by leveraging our diversified business model to broaden our geographic reach and scalable capabilities. Our success in achieving this growth and improvements is dependent on our ability to execute on our three-pronged strategy of: (i) continuing to generate strong, stable organic revenue growth; (ii) successfully executing strategic, accretive acquisitions; and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, win new contracts, and renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our three business lines backed by an extensive geography across Canada and in 23 states in the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in all three of our business lines.

Since 2007, we have completed over 130 acquisitions across each of our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to be able to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities, and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the United States. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2. Financial Results

Analysis of results for the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes.

($ millions except per share amounts)	Three months ended September 30, 2020	Three months ended September 30, 2019	Change	%
Revenue	$1,036.0	$898.0	$138.0	15.4%
Expense
Cost of sales	909.5	807.8	101.7	12.6
Selling, general & administrative expenses	104.4	91.8	12.6	13.7
Interest and other finance costs	94.9	130.9	(36.0)	(27.5)
Other expenses	86.8	10.7	76.1	711.2
Loss before income taxes	(159.6)	(143.2)	(16.4)	11.5
Income tax recovery	(44.9)	(33.3)	(11.6)	34.8
Net loss	(114.7)	(109.9)	(4.8)	4.4
Loss per share, basic and diluted ($)	(0.32)	(0.61)	(0.29)	(47.5)
Adjusted EBITDA	$281.2	$225.7	$55.5	24.6%

($ millions except per share amounts)	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	%
Revenue	$2,960.6	$2,450.3	$510.3	20.8%
Expense
Cost of sales	2,643.1	2,200.6	442.5	20.1
Selling, general & administrative expenses	363.6	255.7	107.9	42.2
Interest and other finance costs	459.7	381.8	77.9	20.4
Other expenses (income)	173.3	(31.7)	205.0	(646.7)
Loss before income taxes	(679.1)	(356.1)	(323.0)	90.7
Income tax recovery	(170.9)	(84.8)	(86.1)	101.5
Net loss	(508.2)	(271.3)	(236.9)	87.3
Loss per share, basic and diluted ($)	(1.41)	(1.50)	(0.09)	(6.0)
Adjusted EBITDA	765.5	616.8	148.7	24.1
Total assets	14,769.2	11,796.2	2,973.0	25.2
Total cash and cash equivalents	1,817.2	—	1,817.2	100.0
Total long-term debt	6,059.3	6,909.9	(850.6)	(12.3)
Total liabilities	9,107.7	8,808.0	299.7	3.4
Shareholder equity	$5,661.5	$2,988.2	$2,673.3	89.5%

Revenue

The following tables summarize revenue by service type and segment for the periods indicated.

	Three months ended September 30, 2020		Three months ended September 30, 2019		Revenue Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$261.5	25.2%	$207.9	23.2%	$53.6	25.8%
Commercial/industrial	326.5	31.5	290.0	32.3	36.5	12.6
Collection	588.0	56.7	497.9	55.5	90.1	18.1
Landfill	73.9	7.1	68.2	7.6	5.7	8.4
Transfer	104.2	10.1	93.2	10.4	11.0	11.8
Material recovery	73.6	7.1	22.7	2.5	50.9	224.2
Other	53.9	5.2	44.8	5.0	9.1	20.3
Solid waste	893.6	86.2	726.8	81.0	166.8	22.9
Infrastructure and soil remediation	134.3	13.0	161.0	17.9	(26.7)	(16.6)
Liquid waste	120.8	11.7	105.2	11.7	15.6	14.8
Intercompany revenue	(112.7)	(10.9)	(95.0)	(10.6)	(17.7)	18.6
Revenue	$1,036.0	100.0%	$898.0	100.0%	$138.0	15.4%

	Nine months ended September 30, 2020		Nine months ended September 30, 2019		Revenue Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$762.7	25.8%	$600.6	24.5%	$162.1	27.0%
Commercial/industrial	931.9	31.5	823.1	33.6	108.8	13.2
Collection	1,694.6	57.3	1,423.7	58.1	270.9	19.0
Landfill	205.1	6.9	192.1	7.8	13.0	6.8
Transfer	289.4	9.8	249.3	10.2	40.1	16.1
Material recovery	186.1	6.3	54.9	2.2	131.2	239.0
Other	176.4	6.0	123.2	5.0	53.2	43.2
Solid waste	2,551.6	86.3	2,043.2	83.3	508.4	24.9
Infrastructure and soil remediation	399.5	13.5	387.4	15.9	12.1	3.1
Liquid waste	331.4	11.2	284.8	11.6	46.6	16.4
Intercompany revenue	(321.9)	(11.0)	(265.1)	(10.8)	(56.8)	21.4
Revenue	$2,960.6	100.0%	$2,450.3	100.0%	$510.3	20.8%

On a consolidated basis, revenue for the three months ended September 30, 2020 increased by $138.0 million to $1,036.0 million compared to the three months ended September 30, 2019. The increase is primarily attributable to the impact of acquisitions. Revenue from acquisitions completed since July 1, 2019 accounted for approximately $162.6 million of the increase, the majority of which was in our solid waste business. Partially offsetting this increase was reduced volumes in the majority of our businesses attributable to COVID-19, primarily in the major metropolitan centres that we serve. Highlights of the changes in revenue during the three months ended September 30, 2020, excluding the impact of acquisitions include:

•	Solid waste revenue increased by 4.2% from core pricing, surcharge and commodity price increases. Higher volume in our material recovery facility (“MRF”) operations driven by new processing contracts also contributed to the positive internal revenue growth. Partially offsetting these increases was a 1.7% decrease from lower volumes, predominately from a reduction in commercial and industrial collection activity as well as reduced transfer station volume, as a result of the various measures implemented by the Canadian and U.S. governments in an effort to limit the spread of COVID-19. Changes in foreign exchange rates increased revenue by 0.5%.

•	Infrastructure and soil remediation revenue decreased by 16.8%, a decline predominantly attributable to a reduction in soil volumes processed at our facilities. While the substantial majority of our larger active projects were deemed essential and continued to progress throughout the third quarter, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, we continued to realize lower volumes from many of the small volume high frequency soil remediation customers that we typically service resulting from the reduction of those customers’ soil remediation activities in response to COVID-19.

•	Liquid waste revenue decreased organically by 18.3%, due to a combination of lower sales volume of UMO and reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Despite the lower gross selling prices for UMO attributable to the declines in the indices on which our selling prices are based, net selling prices increased 13.9% compared to the prior year period as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

On a consolidated basis, revenue for the nine months ended September 30, 2020 increased by $510.3 million to $2,960.6 million compared to the nine months ended September 30, 2019. The increase is primarily attributable to the impact of acquisitions. Revenue from acquisitions completed since January 1, 2019 accounted for approximately $538.5 million of the increase, the majority of which were in our solid waste business. Highlights of the changes in revenue during the nine months ended September 30, 2020 excluding the impact of acquisitions include:

•	Solid waste revenue increased by 4.4% from core pricing, surcharge and commodity price increases. Higher volume in our MRF operations driven by new processing contracts also contributed to the positive internal revenue growth. Partially offsetting these increases was a 3.6% decrease from lower volumes, predominately from a reduction in commercial and industrial activity as well as reduced transfer station volume, as a result of the various measures implemented by the Canadian and U.S. governments in an effort to limit the spread of COVID-19. Changes in foreign exchange rates increased revenue by 1.1%.

•	Infrastructure and soil remediation revenue decreased by 4.2%, a decline predominantly attributable to a reduction in soil volumes processed at our facilities. While the substantial majority of our larger active projects were deemed essential and continued to progress throughout the second and third quarters, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, during the nine months ended, September 30, 2020, we realized lower volumes from many of the small volume high frequency soil remediation customers that we typically service resulting from the temporary reduction of those customers’ soil remediation activities in response to COVID-19.

•	Liquid waste revenue decreased organically by 18.6% due to a combination of lower sales volume of UMO and reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Despite the lower gross selling prices for UMO attributable to the declines in the indices on which our selling prices are based, net selling prices were relatively comparable to the prior year period as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

Cost of Sales

	Three months ended September 30, 2020		Three months ended September 30, 2019		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$242.8	23.4%	$235.2	26.2%	$7.6	3.2%
Labour and benefits	250.2	24.2	213.9	23.8	36.3	17.0
Maintenance and repairs	88.0	8.5	71.4	8.0	16.6	23.2
Fuel	36.8	3.6	40.2	4.5	(3.4)	(8.5)
Mark-to-market loss on fuel hedge	—	—	0.6	0.1	(0.6)	—
Other cost of sales	63.4	6.0	48.8	5.4	14.6	29.9
Subtotal	681.2	65.7	610.1	68.0	71.1	11.7
Depreciation expense	118.1	11.4	100.8	11.2	17.3	17.1
Amortization of intangible assets	109.3	10.6	86.4	9.6	22.9	26.5
Acquisition rebranding and other integration costs	0.9	0.1	10.5	1.2	(9.6)	(91.4)
Cost of sales	$909.5	87.8%	$807.8	90.0%	$101.7	12.6%

	Nine months ended September 30, 2020		Nine months ended September 30, 2019		Cost Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$674.3	22.8%	$596.2	24.3%	$78.1	13.1%
Labour and benefits	726.2	24.5	594.3	24.3	131.9	22.2
Maintenance and repairs	249.8	8.4	196.3	8.0	53.5	27.3
Fuel	112.0	3.8	117.1	4.8	(5.1)	(4.4)
Mark-to-market loss on fuel hedge	1.8	0.1	0.9	—	0.9	100.0
Other cost of sales	196.8	6.7	139.3	5.7	57.5	41.3
Subtotal	1,960.9	66.3	1,644.1	67.1	316.8	19.3
Depreciation expense	352.6	11.9	285.8	11.7	66.8	23.4
Amortization of intangible assets	319.5	10.8	247.4	10.1	72.1	29.1
Acquisition rebranding and other integration costs	10.1	0.3	23.3	0.9	(13.2)	(56.7)
Cost of sales	$2,643.1	89.3%	$2,200.6	89.8%	$442.5	20.1%

Cost of sales increased by $101.7 million to $909.5 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019. Acquisitions completed since July 1, 2019 were the primary driver of the increase in total costs. Changes in the individual cost categories as a percentage of revenue were the result of the impact of business mix. Fuel costs as a percentage of revenue decreased due to the change in business mix as well as a decline in fuel costs compared to the three months ended September 30, 2019. The cost of additional safety equipment, hygiene products and cleaning services purchased in the three months ended September 30, 2020 in response to COVID-19 contributed to the increase in cost of sales as compared to the three months ended September 30, 2019. Partially offsetting this increase was our continued focus on cost management and enhancing efficiency. Cost of sales as a percentage of total revenue for the three months ended September 30, 2020 decreased by 190 basis points to 87.8% compared to the three months ended September 30, 2019. Cost of sales excluding depreciation expenses, amortization of intangible assets, and acquisition rebranding and other integration costs as a percentage of total revenue for the three months ended September 30, 2020 decreased by 200 basis points to 65.7% compared to the three months ended September 30, 2019.

Cost of sales increased by $442.5 million to $2,643.1 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. Acquisitions completed since January 1, 2019 were the primary driver of the increase in total costs. Changes in the individual cost categories as a percentage of revenue were the result of the impact of business mix. Higher headcount related to the organic growth of our business and an increase in insurance costs resulted in higher cost of sales for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, partially offset by lower transfer and disposal costs in facilities purchased in recent acquisitions and utilized to support new contracts. The cost of additional safety equipment, hygiene products and cleaning services purchased in the nine months ended September 30, 2020, in response to COVID-19 also contributed to the increase in cost of sales as compared to the nine months ended September 30, 2019. Cost of sales as a percentage of total revenue for the nine months ended September 30, 2020 decreased by 40 basis points to 89.3% compared to the nine months ended September 30, 2019. Cost of sales excluding depreciation expenses, amortization of intangible assets, and acquisition rebranding and other integration costs as a percentage of total revenue for the nine months ended September 30, 2020, decreased by 70 basis points to 66.3% compared to the nine months ended September 30, 2019.

Selling, General and Administrative Expenses (“SG&A”)

($ millions)	Three months ended September 30, 2020	Three months ended September 30, 2019	Change	%
Salaries and benefits	$47.4	$39.7	$7.7	19.4%
Share-based payments	7.2	3.6	3.6	100.0
Other	26.2	23.1	3.1	13.4
Subtotal	80.8	66.4	14.4	21.7
Depreciation expenses	6.5	7.1	(0.6)	(8.5)
Transaction costs	17.1	18.3	(1.2)	(6.6)
Selling, general & administrative expenses	$104.4	$91.8	$12.6	13.7%

($ millions)	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	%
Salaries and benefits	$151.8	$123.1	$28.7	23.3%
Share-based payments	27.1	10.9	16.2	148.6
Other	84.2	67.2	17.0	25.3
Subtotal	263.1	201.2	61.9	30.8
Depreciation expenses	18.3	17.6	0.7	4.0
Transaction costs	36.0	36.9	(0.9)	(2.4)
IPO transaction costs	46.2	—	46.2	100.0
Selling, general & administrative expenses	$363.6	$255.7	$107.9	42.2%

For the three months ended September 30, 2020, SG&A increased by $12.6 million to $104.4 million compared to the three months ended September 30, 2019. The increase was primarily attributable to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since July 1, 2019. SG&A as a percentage of revenue was 10.1% for the three months ended September 30, 2020, compared to 10.2% for the three months ended September 30, 2019. SG&A, excluding depreciation expenses, and transaction costs, as a percentage of revenue was 7.8% for the three months ended September 30, 2020 compared to 7.4% for the three months ended September 30, 2019.

For the nine months ended September 30, 2020, SG&A increased by $107.9 million to $363.6 million compared to the nine months ended September 30, 2019. The increase was primarily attributable to the recognition of costs incurred in preparation of the IPO, an increase in share-based payments primarily related to options issued in connection with the IPO, and to incremental salaries, benefits, information technology infrastructure investments and other costs related to the number and size of businesses acquired since January 1, 2019. SG&A as a percentage of revenue was 12.3% for the nine months ended September 30, 2020 compared to 10.4% for the nine months ended September 30, 2019. Excluding depreciation expenses and transaction costs, SG&A as a percentage of revenue was 8.9% for the nine months ended September 30, 2020, compared to 8.2% for the nine months ended September 30, 2019.

Interest and Other Finance Costs

($ millions)	Three months ended September 30, 2020	Three months ended September 30, 2019	Change	%
Interest	$87.3	$126.3	$(39.0)	(30.9)%
Amortization of deferred financing costs	3.4	2.4	1.0	41.7
Accretion of landfill closure and post-closure obligations	1.6	1.5	0.1	6.7
Other financing costs	2.6	0.7	1.9	271.4
Interest and other finance costs	$94.9	$130.9	$(36.0)	(27.5)%

($ millions)	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	%
Interest	$287.1	$351.4	$(64.3)	(18.3)%
Loss on extinguishment of debt	133.2	—	133.2	100.0
Amortization of deferred financing costs	26.0	7.1	18.9	266.2
Accretion of landfill closure and post-closure obligations	4.8	4.3	0.5	11.6
Other financing costs	8.6	19.0	(10.4)	(54.7)
Interest and other finance costs	$459.7	$381.8	$77.9	20.4%

Interest and other finance costs decreased by $36.0 million to $94.9 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. This decrease was predominately due to a reduction in borrowings as a result of the redemption of the 5.625% 2022 Notes and the 5.375% 2023 Notes in their entirety and partial redemption of the 7.000% 2026 Notes and the 8.500% 2027 Notes with proceeds from the IPO.

Interest and other finance costs increased by $77.9 million to $459.7 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. This increase was predominantly due to interest and premium costs of which $133.2 million was related to premium and loss on extinguishment of the PIK Notes (as defined herein) and prepayment penalties related to the redemption of the 5.625% 2022 Notes and the 5.375% 2023 Notes in their entirety and partial early repayment of the 7.000% 2026 Notes and the 8.500% 2027 Notes. Additionally, interest expense of $287.1 million for the nine months ended September 30, 2020 was $64.3 million less than interest expense for the nine months ended September 30, 2019. The decrease was driven by less long-term debt as we de-levered our balance sheet as a result of the IPO.

Other Income and Expense

($ millions)	Three months ended September 30, 2020	Three months ended September 30, 2019	Change	%
(Gain) loss on foreign exchange	$(22.0)	$10.2	$(32.2)	(315.7)%
Mark-to-market loss on Purchase Contracts	107.5	—	107.5	100.0
Loss (gain) on sale of property, plant and equipment	0.3	(0.5)	0.8	(160.0)
Deferred purchase consideration	$1.0	$1.0	—	—
Other expenses	$86.8	$10.7	$76.1	711.2%

($ millions)	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	%
Loss (gain) on foreign exchange	$75.6	$(34.8)	$110.4	(317.2)%
Mark-to-market loss on Purchase Contracts	93.3	—	93.3	100.0
Loss on sale of property, plant and equipment	2.4	1.1	1.3	118.2
Deferred purchase consideration	2.0	2.0	—	—
Other expenses (income)	$173.3	$(31.7)	$205.0	(646.7)%

For the three months ended September 30, 2020, we had $86.8 million of other expenses compared to $10.7 million for the three months ended September 30, 2019. This change was predominately due to a non-cash loss on the Purchase Contract in the three months ended September 30, 2020. This was partly offset by a foreign exchange gain of $22.0 million predominately arising from the revaluation of the unhedged portion of our USD denominated debt to Canadian dollars based on the foreign exchange rate as at September 30, 2020.

For the nine months ended September 30, 2020, we had $173.3 million of other expenses compared to other income of $31.7 million for the nine months ended September 30, 2019. This change was predominately due to a non-cash loss on the Purchase Contracts in addition to a foreign exchange loss of $75.6 million predominately arising from the revaluation of the unhedged portion of our U.S. denominated long-term debt based on strengthening of the U.S. dollar against the Canadian dollar for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. For a more detailed discussion of the TEUs see Section 4.

Income Tax Recovery

Net income tax recovery increased by $11.6 million to $44.9 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. The increase was predominately due to incremental tax losses attributable to increased depreciation expense from acquisitions compared to the three months ended September 30, 2019. Our basis for recording income tax recoveries is due to the offsetting of deferred tax liabilities on our balance sheet.

Net income tax recovery increased by $86.1 million to $170.9 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was predominately due to incremental tax losses related to expenses incurred in connection with the IPO. Our basis for recording income tax recoveries is due to the offsetting of deferred tax liabilities on our balance sheet.

3. Segment Results

Our main lines of business are the transporting, managing and recycling of solid and liquid waste and infrastructure and soil remediation services. We are divided into operating segments corresponding to the following lines of business: Solid waste, which includes hauling, landfill, transfers and material recovery facilities; Infrastructure and soil remediation; and Liquid waste.

The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including revenue and Adjusted EBITDA.

Analysis of results for the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019

The following tables provide a breakdown by operating segment of our revenue, Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated.

	Three months ended September 30, 2020			Three months ended September 30, 2019
($ millions)	Revenue	Adjusted EBITDA	Adjusted EBITDA as a % of Revenue	Revenue	Adjusted EBITDA	Adjusted EBITDA as a % of Revenue
Solid waste
Canada	$329.7	$96.9	29.4%	$271.7	$74.5	27.4%
USA	461.6	145.4	31.5	370.3	106.5	28.8
Solid waste	791.3	242.3	30.6	642.0	181.0	28.2
Infrastructure and soil remediation	133.0	27.0	20.3	159.9	33.0	20.6
Liquid waste	111.7	32.0	28.6	96.1	23.5	24.5
Corporate	—	(20.1)	—	—	(11.8)	—
	$1,036.0	$281.2	27.1%	$898.0	$225.7	25.1%

	Nine months ended September 30, 2020			Nine months ended September 30, 2019
($ millions)	Revenue	Adjusted EBITDA	Adjusted EBITDA as a % of Revenue	Revenue	Adjusted EBITDA	Adjusted EBITDA as a % of Revenue
Solid waste
Canada	$910.5	$251.0	27.6%	$722.3	$195.8	27.1%
USA	1,354.0	427.4	31.6	1,083.9	321.0	29.6
Solid waste	2,264.5	678.4	30.0	1,806.2	516.8	28.6
Infrastructure and soil remediation	394.9	75.2	19.0	385.3	77.6	20.1
Liquid waste	301.2	71.4	23.7	258.8	63.4	24.5
Corporate	—	(59.5)	—	—	(41.0)	—
	$2,960.6	$765.5	25.9%	$2,450.3	$616.8	25.2%

Solid Waste — Canada Segment

Revenue increased by $58.0 million to $329.7 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019. The increase was predominately due to acquisitions completed since July 1, 2019, which contributed approximately $47.3 million of revenue, $8.3 million from price and surcharge increases and $2.7 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were relatively lower than the prior period, a decrease attributable to a temporary suspension of certain of our price increase initiatives in many of our markets during the period combined with the effect of negative consumer price index (“CPI”) adjustments on certain municipal collection contracts. Volume decreased revenue by $0.3 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019, primarily from lower volumes in our commercial and industrial collection businesses and our post-collection business, due to a decrease in service levels attributable to COVID-19. The volume decreases were greatest in our primary markets. Partially offsetting these volume decreases were higher volumes in MRF operations as a result of the commencement of new MRF contracts in both Eastern and Western Canada.

Revenue increased by $188.2 million to $910.5 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase was predominately due to acquisitions completed since January 1, 2019 which contributed approximately $187.9 million of revenue, $8.3 million from price and surcharge increases and $2.7 million from higher selling prices for the saleable commodities generated from our MRF operations. The amount of price and surcharge increases were relatively lower than the prior period, a decrease attributable to a temporary suspension of certain of our price increase initiatives in many of our markets during the period combined with the effect of negative CPI adjustments on certain municipal collection contracts. Volume decreased revenue by $28.2 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 primarily from lower volumes in our commercial and industrial collection businesses and our post collection business, due to a decrease in service levels attributable to COVID-19.

The volume decreases were greatest in our primary markets. Partially offsetting these volume decreases was higher volume in our MRF operations as a result of commencement of new MRF contracts in both Eastern and Western Canada.

Adjusted EBITDA increased by $22.4 million to $96.9 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, which is predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was 29.4% for the three months ended September 30, 2020, an increase of 200 basis points as compared to the three months ended September 30, 2019. The incremental revenue from acquisitions, primarily attributable to the recent acquisitions of Canada Fibers and solid waste collection businesses, contributed Adjusted EBITDA margins less than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Incremental health and safety costs of $0.4 million and volume declines primarily attributable to COVID-19, also negatively impacted the Adjusted EBITDA margin during the three months ended September 30, 2020. Offsetting the impact of these items was a $3.3 million decrease in fuel and oil costs as a result of lower diesel prices and organic margin expansion attributable to pricing initiatives, cost controls and overall operating leverage.

Adjusted EBITDA increased by $55.2 million to $251.0 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, which is predominately attributable to the previously described change in revenues. Adjusted EBITDA margin for the nine months ended September 30, 2020, was 27.6%, an increase of 50 basis points as compared to the nine months ended September 30, 2019. The incremental revenue from acquisitions, primarily attributable to the recent acquisitions of Canada Fibers and solid waste collection businesses, contributed Adjusted EBITDA margins less than the existing base business, negatively impacting the overall Adjusted EBITDA margin. Incremental health and safety costs of $1.1 million, incremental provision for bad debts of $2.3 million and volume declines, all primarily attributable to COVID-19, also negatively impacted the Adjusted EBITDA margin during the nine months ended September 30, 2020. Offsetting the impact of these items was a $9.0 million decrease in fuel and oil costs as a result of lower diesel prices and organic margin expansion attributable to pricing initiatives, cost controls and overall operating leverage.

Solid Waste — USA Segment

Revenue increased by $91.3 million to $461.6 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. The increase was predominately due to acquisitions completed since July 1, 2019 which contributed approximately $82.3 million of revenue, $14.1 million from price and surcharge increases and $2.1 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $10.6 million for the three months ended September 30, 2020 compared to the three months ended September 30, 2019, primarily from lower commercial and industrial collection businesses and post-collection business, due to a decrease in service levels attributable to COVID-19. The volume decreases were greatest in our primary markets. Strengthening of the U.S. dollar against the Canadian dollar for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, contributed $3.2 million to revenue.

Revenue increased by $270.1 million to $1,354.0 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase was predominately due to acquisitions completed since January 1, 2019 which contributed approximately $235.4 million of revenue, $46.6 million from price and surcharge increases and $3.5 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $36.3 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019 primarily from lower volumes in our commercial and industrial collection businesses and post collection business, due to a decrease in service levels attributable to COVID-19. The volume decreases were greatest in our primary markets. Strengthening of the U.S. dollar against the Canadian dollar for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, contributed $20.9 million to revenue.

Adjusted EBITDA increased by $38.9 million to $145.4 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was 31.5% for the three months ended September 30, 2020, an increase of 270 basis points compared to the three months ended September 30, 2019. The incremental revenue from acquisitions contributed Adjusted EBITDA margins greater than the existing base business, positively impacting the overall Adjusted EBITDA margin. Organic margin expansion attributable to pricing initiatives, variable cost controls and procurement savings, as well as a $1.9 million impact from reduced fuel costs positively impacted Adjusted EBITDA margins. Partially offsetting these increases were volume declines primarily attributable to COVID-19, which negatively impacted the Adjusted EBITDA margin during the three months ended September 30, 2020.

Adjusted EBITDA increased by $106.4 million to $427.4 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, predominately attributable to the previously described change in revenues. Adjusted EBITDA margin was 31.6% for the nine months ended September 30, 2020, an increase of 200 basis points compared to the nine months ended September 30, 2019. The incremental revenue from acquisitions contributed Adjusted EBITDA margins greater than the existing base business, positively impacting the overall Adjusted EBITDA margin. Organic margin expansion attributable to pricing initiatives, variable cost controls and procurement savings, as well as a $5.2 million impact from reduced fuel costs also positively impacted Adjusted EBITDA margins. Partially offsetting these increases was incremental health and safety costs of $0.6 million and volume declines, all attributable to COVID-19 and margin contraction due to higher landfill disposal volumes, which negatively impacted the Adjusted EBITDA margin for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019.

Infrastructure and Soil Remediation Segment

Revenue decreased by $26.9 million to $133.0 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, a decline predominately attributable to a reduction in soil volumes processed at our facilities. While the substantial majority of our larger active projects were deemed essential and continued to progress throughout the quarter, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, we continued to realize lower volumes from many of the small volume high-frequency soil remediation customers that we typically service resulting from the reduction of those customers’ soil remediation activities in response to COVID-19.

Revenue increased by $9.6 million to $394.9 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, predominately driven by acquisitions completed since January 1, 2019 which contributed approximately $25.7 million of the increase in revenue in this segment. Partially offsetting the contribution from acquisitions was an organic revenue decline in the third quarter attributable to a reduction in soil volumes processed at our facilities. The 4.8% organic revenue growth realized in the nine months ended September 30, 2020 was tempered by the impact of COVID-19 shut downs that began in late March. While the substantial majority of our larger active projects were deemed essential and continued during the second and third quarters, the measures implemented by governments to limit the spread of COVID-19 has delayed the commencement of new large projects, which has temporarily reduced the volume of contaminated soils in the markets that we serve. Additionally, we realized lower volumes from many of the small volume high-frequency soil remediation customers that we typically service resulting from the temporary suspension or reduction of those customers’ soil remediation activities in response to COVID-19.

Adjusted EBITDA decreased by $6.0 million to $27.0 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 20.3% for the three months ended September 30, 2020, a decrease of 30 basis points from Adjusted EBITDA margin realized of 20.6% for the three months ended September 30, 2019. The decrease in margin is primarily attributable to the impact of the change in revenue mix described above.

Adjusted EBITDA decreased by $2.4 million to $75.2 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 19.0% for the nine months ended September 30, 2020, a decrease of 110 basis points from 20.1% Adjusted EBITDA margin realized for the nine months ended September 30, 2019. The first quarter of the prior year benefited from several high margin specialty projects that did not repeat in the current year. Also, delays in the acquisition of planned equipment purchases to support the growth of the infrastructure and soil remediation business resulted in increased equipment rental costs in the first quarter of the current year as compared to the prior year. The Adjusted EBITDA margin contraction compared to the prior period was primarily attributable to these items and the impact of the change in revenue mix in the second and third quarters described above, partially offset by the impact of margin accretive acquisitions.

Liquid Waste Segment

Revenue increased by $15.6 million to $111.7 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. Acquisitions completed since July 1, 2019, drove approximately $32.9 million in increased revenue. Offsetting the contribution from acquisitions was an organic revenue decline of $17.3 million, due primarily to reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Lower sales volume of UMO also contributed to the decrease in revenue, although the impact of reduced volumes was partially offset by improved net selling prices. Despite the lower gross selling prices for UMO attributed to the declines in the indices on which our selling prices are based, net selling prices increased 13.9% compared to the prior year period as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

Revenue increased by $42.4 million to $301.2 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. Acquisitions completed since January 1, 2019, drove approximately $89.5 million in increased revenue. Offsetting the contribution from acquisitions was an organic revenue decline of $47.1 million, due primarily to a combination of lower sales volume of UMO and reduced industrial collection and processing activity resulting from the temporary suspension of certain customers’ operations in response to COVID-19. Despite the lower gross selling prices for UMO attributed to the declines in the indices on which our selling prices are based, net selling prices were relatively comparable to the prior year period as a result of adjusting the amounts that are paid or charged to the UMO generators at the time of collection.

Adjusted EBITDA increased by $8.5 million to $32.0 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 28.6% for the three months ended September 30, 2020, an increase of 410 basis points from the Adjusted EBITDA margin realized for the three months ended September 30, 2019. The margin expansion period over period is primarily attributable to the impact of cost control measures implemented to offset the impact of COVID-19, related volume decreases and margin accretive acquisitions partially offset by lower sales volumes of UMO.

Adjusted EBITDA increased by $8.0 million to $71.4 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019, predominately attributable to the previously described change in revenue. Adjusted EBITDA margin was 23.7% for the nine months ended September 30, 2020, a decrease of 80 basis points from the Adjusted EBITDA margin realized for the nine months ended September 30, 2019. The margin contraction period over period is primarily attributable to lower sales volumes of UMO, a non-recurring high margin bulk sale of UMO in the prior year and the relatively higher decremental margin impact of COVID-19 related volume decreases in the liquid waste segment, partially offset by the impact of margin accretive acquisitions.

Corporate

Corporate costs increased by $8.3 million to $20.1 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. The increase was predominately attributable to additional headcount and overhead costs to support the growth in the business, including additional insurance costs associated with being a public company. Corporate costs as a percentage of total revenue were 1.9% for the three months ended September 30, 2020, an increase of 60 basis points compared to corporate costs as a percentage of total revenue for the three months ended September 30, 2019.

Corporate costs increased by $18.5 million to $59.5 million for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. The increase was attributable to additional headcount and overhead costs to support the growth in the business, including additional insurance costs associated with being a public company. Corporate costs as a percentage of total revenue were 2.0% for the nine months ended September 30, 2020, an increase of 30 basis points compared to corporate costs as a percentage of total revenue for the nine months ended September 30, 2019.

4. Tangible Equity Units

On March 5, 2020, we completed our offering of 15,500,000 6.00% TEUs for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU, which has a stated amount of US$50.00, is comprised of a Purchase Contract and an Amortizing Note due March 15, 2023, both of which are freestanding instruments and separate units of account. The Amortizing Notes are classified as a financial liability held at cost. The Purchase Contracts are accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed dollar amount, subject to a cap and floor.

The value allocated to the Amortizing Notes is reflected as a financial liability in the Interim Financial Statements with payments expected in the next twelve months reflected in the current portion of TEUs.

The value allocated to the Purchase Contracts is reflected as a derivative financial liability. The Purchase Contracts are subsequently measured at fair value through profit or loss. The fair value of the Purchase Contracts is based on the trading price of the Purchase Contracts to the extent an active market exists, otherwise a valuation model is used.

Each Amortizing Note has an initial principal amount of US$8.5143 and bears interest at 4.00% per year. On each of March 15, June 15, September 15, and December 15, the Company will pay equal quarterly cash instalments of US$0.7500 per Amortizing Note (except for the June 15, 2020 instalment payment, which was US$0.8333 per Amortizing Note), which cash payment in aggregate will be the equivalent of 6.00% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

Unless settled earlier, on March 15, 2023 each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, the Company will deliver not more than 2.6316 subordinate voting shares and not less than 2.1930 subordinate voting shares, subject to adjustment, based on the Applicable Market Value (as defined below) of the Company’s subordinate voting shares as described below:

•	If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1930 subordinate voting shares per Purchase Contract;

•	If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and

•	If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of the Company’s subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

5. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flow from operations and borrowing capacity under our Revolving Credit Facility. We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividend and fund certain tuck in acquisitions consistent with our strategy. As a result of our IPO on March 5, 2020, we have significantly de-levered our balance sheet and have no material debt maturities until May 31, 2025.

Our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our future operating performance, which will be affected by general economic, financial and other factors including COVID-19 and other factors beyond our control.

As of September 30, 2020, we had $1,817.2 million in cash and $20.0 million outstanding under our Revolving Credit Facility. We had the following outstanding as at September 30, 2020:

•	$2,744.2 million under the Term Facility, maturing May 31, 2025;

•	$667.0 million of 4.250% USD senior secured notes, principal maturing on June 1, 2025 (“4.250% 2025 Secured Notes”);

•	$1,000.4 million of 3.750% USD senior secured notes, principal maturing on August 1, 2025 (“3.750% 2025 Secured Notes”)

•	$540.2 million of the 7.000% 2026 Notes;

•	$667.0 million of 5.125% USD senior secured notes, principal maturing on December 15, 2026 (“5.125% 2026 Secured Notes”);

•	$480.2 million of the 8.500% 2027 Notes; and

•	$8.2 million equipment loans and other.

The 4.250% 2025 Secured Notes, the 3.750% 2025 Secured Notes, the 7.000% 2026 Notes, the 5.125% 2026 Secured Notes and the 8.500% 2027 Notes are collectively referred to as “the Notes”.

Cash Flows

Cash Flows for the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019

($ millions)	Three months ended September 30, 2020	Three months ended September 30, 2019	Change	%
Cash flows from operating activities	$256.7	$81.7	$175.0	214.2%
Cash flows used in investing activities	(105.8)	(551.8)	446.0	(80.8)
Cash flows from financing activities	942.1	264.4	677.7	256.3
Increase (decrease) in cash	1,093.0	(205.7)
Changes due to foreign exchange revaluation of cash	0.3	(3.6)
Cash, beginning of period	723.9	209.3
Cash, end of period	$1,817.2	$—

($ millions)	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	%
Cash flows from operating activities	$338.7	$118.0	$220.7	187.0%
Cash flows used in investing activities	(1,459.7)	(930.6)	(529.1)	56.9
Cash flows from financing activities	2,364.2	804.5	1,559.7	193.9
Increase (decrease) in cash	1,243.2	(8.1)
Changes due to foreign exchange revaluation of cash	(0.8)	0.7
Cash, beginning of period	574.8	7.4
Cash, end of period	$1,817.2	$—

Operating Activities

Cash from operating activities increased by $175.0 million to $256.7 million for the three months ended September 30, 2020, compared to $81.7 million for the three months ended September 30, 2019. This increase was predominantly attributable to improved working capital, an increase in adjusted EBITDA, and reduced interest expense during the three months ended September 30, 2020.

Changes in non-cash working capital items resulted in a source of cash of $31.1 million for the three months ended September 30, 2020, as compared to a use of cash of $48.1 million of cash for the three months ended September 30, 2019. The period on period change was primarily attributable to a $71.3 million change in accounts receivable due to improved collection results, a $9.8 million change in accounts payable and accrued liabilities due to timing of payments to vendors and a $19.4 million change in prepaid expenses and other assets.

Cash from operating activities increased by $220.7 million to $338.7 million for the three months ended September 30, 2020, compared to $118.0 million for the nine months ended September 30, 2019. Included in the current year is $109.1 million of IPO related transaction costs (comprised of $73.8 million prepayment penalties, $46.2 million IPO transaction costs, $30.2 million prepayment premium and a $41.1 million gain on settlement of extinguished swap arrangements). Excluding these IPO related payments, operating activities were a source of $447.8 million of cash during the nine months ended September 30, 2020, a $329.8 million increase compared to the nine months ended September 30, 2019.

Changes in non-cash working capital items resulted in a use of cash of $51.4 million for the nine months ended September 30, 2020 compared to a use of cash of $202.2 million for the nine months ended September 30, 2019. The period on period change was primarily attributable to a $116.8 million change in accounts receivable due to improved collection results, a $23.3 million change in accounts payable and accrued liabilities due to timing of payments to vendors and a $10.7 million change in prepaid and other assets.

Investing Activities

Cash used in investing activities decreased by $446.0 million, to $105.8 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. The decrease is predominately related to acquisition expenditures of $26.2 million for the three months ended September 30, 2020, as compared to acquisition expenditures of $448.5 million for the three months ended September 30, 2019. Capital expenditures decreased by $21.4 million to $85.7 million for the three months ended September 30, 2020, as compared to capital expenditures of $107.1 million for the three months ended September 30, 2019.

Cash used in investing activities increased by $529.1 million, to $1,459.7 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase is predominately related to acquisition expenditures of $1,164.5 million for the nine months ended September 30, 2020, as compared to acquisition expenditures of $635.8 million for the nine months ended September 30, 2019. Capital expenditures decreased by $8.2 million to $305.7 million for the nine months ended September 30, 2020, compared to capital expenditures of $313.9 million for the nine months ended September 30, 2019.

Financing Activities

Cash from financing activities increased by $677.7 million to $942.1 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. The increase is predominately related to the amount of long term debt issued during the periods, including the issuance of the 3.750% 2025 Secured Notes during the three months ended September 30, 2020. The increase was partially offset by a decrease in repayments of long-term debt of $110.7 million for the three months ended September 30, 2020, compared to the three months ended September 30, 2019. In addition, there were payments relating to the Amortizing Notes of $13.6 million and contingent purchase consideration of $11.4 million in the three months ended September 30, 2020.

Cash from financing activities increased by $1,559.7 million to $2,364.2 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. The increase is predominately related to the issuance of $3,257.6 million of share capital, $1,006.9 million of TEUs and the incremental amount of long term debt issued during the periods, including the issuance of the 4.250% 2025 Secured Notes and 3.750% 2025 Secured Notes, for the nine months ended September 30, 2020. The increase was partially offset by an increase in repayments of long-term debt of $3,851.8 million for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019. In addition, there were payments relating to the Amortizing Notes of $29.4 million, contingent purchase consideration of $11.4 million and dividends of $8.7 million in the nine months ended September 30, 2020.

Available Sources of Liquidity

Revolving Credit Facility

General

We entered into the Fifth Amended and Restated Credit Agreement, dated as of February 26, 2019, with a syndicate of lenders (the “Revolving Credit Agreement”), which provided additional commitments under our revolving credit and swing line facility to include total commitments under (i) a US$40.0 million revolving facility (available in US dollars), (ii) a $628.0 million revolving facility (available in Canadian and US dollars) and (iii) an $80.0 million letter of credit facility.

Interest Rates, Fees, and Payments

Under the terms of the facilities under the Revolving Credit Agreement (the “Revolving Credit Facility”), interest rates and margins charged on advances and standby fees for letters of credit are as follows: margins on Bankers’ Acceptances, Bankers’ Acceptance Equivalent Advance, LIBOR rate advances and standby fees on letters of credit are charged at 2.75% and margins on Canadian Rate and US Base Rate loans are charged at 1.75%. In the event that the London interbank offered rate is no longer available or used for determining the interest rate of loans, then the administrative agent under the Revolving Credit Facility and the Company will negotiate to replace the rate of interest applying to LIBOR rate advances with loans using an alternate benchmark rate, giving due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time. The commitment fee for undrawn availability under the Revolving Credit Facility is 0.50%.

Covenants

Our Revolving Credit Facility contains a financial maintenance covenant. The covenant (which applies only when the Revolving Credit Facility is drawn at or above 35% of the Revolving Credit Facility limit) is a ratio of Total Net Funded Debt to Adjusted EBITDA (each as defined in the Revolving Credit Agreement) equal to or less than 8.00:1.00.

Term Facility

General

We are party to the Term Facility Credit Agreement, dated as of September 30, 2016 (as amended as of May 31, 2018 and November 14, 2018, the “Term Facility Credit Agreement”), among us, each of our subsidiaries party thereto, Barclays Bank PLC, as administrative agent, the lenders party thereto and each other party thereto. In connection with the acquisition of Waste Industries, on November 14, 2018, we entered into an amendment of the Term Facility Credit Agreement (the “Incremental Term Facility Amendment”) to provide for US$1,710.0 million of incremental Term Facilities (the “Incremental Term Facility”). Prior to our entrance into the Incremental Term Facility Amendment, the Term Facility Credit Agreement provided for a US dollar denominated Term Facility tranche of US$805.0 million, a US dollar denominated delayed draw Term Facility tranche of US$100.0 million (which was available to us until October 31, 2018 to fund acquisitions meeting certain criteria) (collectively, the “Term Facility)” and an accordion option, pursuant to which we may incur an incremental tranche of indebtedness in an amount not to exceed (x) the greater of $400.0 million or 100% of consolidated EBITDA for the immediately preceding four consecutive fiscal quarters, plus (y) additional amounts based on the maintenance of certain leverage ratios, plus (z) the aggregate principal amount of all voluntary prepayments of any loans, except to the extent financed with the proceeds of long-term indebtedness (other than revolving indebtedness).

On March 5, 2020, we used a portion of the net proceeds of the IPO to repay US$523.0 million of the Term Facility.

As of September 30, 2020, we had $2,744.2 million principal amount outstanding under the Term Facility. Our Term Facility matures on May 31, 2025.

Interest Rates, Payments and Prepayments

Our Term Facility bears interest rates based on our election, which can be either the Eurocurrency Rate (as defined in the Term Facility Credit Agreement) plus 2.75% or the Base Rate (as defined in the Term Facility Credit Agreement) plus 1.75%.

Our Term Facility amortizes in equal quarterly instalments in an amount equal to 1.00% per annum of the original principal amount thereof, with the remaining balance due at final maturity.

We must prepay our Term Facility with 100% of the net cash proceeds of certain asset sales (such percentage to be subject to reduction to 50% and 0%, respectively, based on the achievement of a Total Net Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 5.50 to 1.00 and 4.75 to 1.00, respectively), the incurrence or issuance of specified indebtedness and 50% of excess cash flow (such percentage to be subject to reduction to 25% and 0%, respectively, based on the achievement of Total Net First Lien Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 3.00 to 1.00 and 2.50 to 1.00, respectively), in each case, subject to certain exceptions and, in the case of the net cash proceeds of certain asset sales, reinvestment rights.

Notes

On March 5, 2020, we used a portion of the net proceeds of the IPO to fund the redemption of the following:

•	the entire US$350.0 million outstanding aggregate principal amount of the 5.625% 2022 Notes;

•	the entire US$400.0 million outstanding aggregate principal amount of the 5.375% 2023 Notes;

•	US$270.0 million of the outstanding aggregate principal amount of the 7.000% 2026 Notes;

•	US$240.0 million of the outstanding aggregate principal amount of the 8.500% 2027 Notes; and

•	related fees, premiums and accrued and unpaid interest on the 5.625% 2022 Notes, the 5.375% 2023 Notes, the 7.000% 2026 Notes and the 8.500% 2027 Notes.

On April 22, 2020, we issued the 4.250% 2025 Secured Notes. Concurrently with the offering, we entered into cross-currency swaps to manage our currency risk.

On August 24, 2020, GFL issued the 3.750% 2025 Secured Notes.

As of September 30, 2020, we had outstanding: (i) $667.0 million in aggregate principal amount of the 4.250% 2025 Secured Notes, (ii) $1,000.4 million in aggregate principal amount of the 3.750% 2025 Secured Notes, (iii) $540.2 million in aggregate principal amount of the 7.000% 2026 Notes, (iv) $667.0 million in aggregate principal amount of the 5.125% 2026 Secured Notes, and (v) $480.2 million in aggregate principal amount of 8.500% 2027 Notes.

The 7.000% 2026 Notes and 8.500% 2027 Notes are guaranteed by our material subsidiaries that, together with other entities, guarantee the Term Facility. The 4.250% 2025 Secured Notes, the 3.750% 2025 Secured Notes and the 5.125% 2026 Secured Notes are guaranteed by each of our subsidiaries that guarantee the Term Facility and the Revolving Credit Facility.

Covenants

As at September 30, 2020 we were in compliance with all debt covenants under the indentures governing the Notes.

Paid In Kind (“PIK”) Notes

On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for additional non-voting shares at a fair market value price per share of US$19.00, the proceeds of which, together with a loan in an aggregate principal amount of $29.0 million from Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, were used to redeem in full the PIK Notes in an aggregate amount of $1,049.9 million plus redemption premiums and penalties. A loss on extinguishment of $59.4 million was recognized in interest expense and other finance costs in the nine months ended September 30, 2020.

Included in this interest expense for the nine months ended September 30, 2020 is a 3.000% premium of $31.0 million for the early repayment of the PIK Notes as well as a loss on extinguishment of $28.4 million.

Equipment Loans and Promissory Notes

We have various equipment loan agreements which are secured by the specific assets under such loan. The interest rates for these obligations range from 3.02% to 4.37% per annum, while the respective maturity dates of such obligations extend into 2024.

Hedging Arrangements

We have entered into cross-currency swap contracts to fully hedge our exposure of the servicing of the 4.250% 2025 Secured Notes, the 8.500% 2027 Notes and the 5.125% 2026 Secured Notes all of which are denominated in US dollars. Our US dollar denominated Term Facility is hedged in the amount of $438.8 million. We have entered into cross-currency swap contracts to partially hedge the 7.000% 2026 Notes.

In May 2020, we entered into a series of swap contracts to partially hedge our exposure of diesel fuel purchases in Canada and certain areas in the U.S.

Contractual Commitments

Our contractual obligations consist of principal repayments and interest on long-term debt, equipment loans, lease obligations and Amortizing Notes. Our contractual obligations and commitments as of September 30, 2020 are shown in the following table.

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$6,119.0	$—	$20.0	$3,411.2	$2,687.8
Interest on long-term debt	1,572.3	74.8	895.1	496.5	105.9
Equipment loans and other	8.2	0.7	3.7	3.8	—
Lease obligations	229.8	10.9	73.7	62.3	82.9
Amortizing Notes	155.0	15.5	124.0	15.5	—
	$8,084.3	$101.9	$1,116.5	$3,989.3	$2,876.6

Other Commitments

We had letters of credit totaling approximately $123.9 million outstanding as of September 30, 2020 ($104.3 million as of December 31, 2019). These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

6. Summary of Quarterly Results

The following table summarizes the results of our operations for the last eight most recently completed quarters.

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ millions except per share amounts)	2020	2020	2020	2019	2019	2019	2019	2018
Financial Summary
Revenue	$1,036.0	$993.3	$931.3	$896.5	$898.0	$831.4	$720.9	$618.0
Adjusted EBITDA	281.2	261.5	222.8	208.9	225.7	211.9	179.1	134.6
Net loss	(114.7)	(115.5)	(278.0)	(182.0)	(109.9)	(68.0)	(93.4)	(178.5)
Net loss per share, basic & diluted	(0.32)	(0.32)	(0.77)	(1.01)	(0.61)	(0.38)	(0.64)	(1.20)

Over the last eight quarters our results were primarily impacted by acquisitions and associated financing activities. Additionally, our results are influenced by seasonality which is more pronounced in Canada. The third quarter of the year historically has the highest level of activity due to the favourable summer weather. For each prior quarter net loss per share, basic and diluted has been recalculated to reflect the number of shares after the exchange associated with the amalgamation.

7. Key Risk Factors

GFL is exposed to a number of risk factors through the pursuit of strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of the Company’s IPO Prospectus. These risk factors have not materially changed since the date of the IPO Prospectus except as noted below.

Key Business Risks

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could adversely impact our business.

Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could adversely impact our business, financial condition, liquidity, results of operations, and cash flows. The spread of COVID-19 has created a global health crisis that has resulted in widespread disruption to economic activity, both in the U.S. and Canada. The U.S. and Canadian governments as well as numerous state, provincial, local and foreign governments have implemented certain measures to attempt to slow and limit the spread of COVID-19, including increased border and port controls and closures, shelter-in-place and physical distancing orders. There is considerable uncertainty regarding such measures and potential future measures, all of which could limit our ability to meet customer demand, as well as reduce customer demand.

Due to the rapidly evolving and highly uncertain nature of the COVID-19 pandemic, we are unable to estimate the extent of its impact on our business at this time. Factors that will influence the impact include the economic consequences and duration of the outbreak, new information that emerges concerning the severity and duration of the COVID-19 pandemic and actions taken to contain the outbreak or treat its impact, among others. An extended period of economic disruption associated with the COVID-19 pandemic could materially and adversely affect our business, results of operations, access to sources of liquidity and financial condition. While disruption to operations may occur in the coming months, currently there is no indication of additional material credit risk associated with our customers, nor is there an indication of a change in liquidity risk.

Financial Instruments and Financial Risk

GFL’s financial instruments consist of cash and cash equivalents, trade accounts receivable, trade accounts payable, long-term debt, and TEUs. The carrying value of GFL’s financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our Notes and the Amortizing Notes. The fair value hierarchy for our financial assets and liabilities not measured at fair value are as follows:

	Fair Value as at September 30, 2020			Fair Value as at December 31, 2019
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$3,473.6	$—	$—	$3,092.3	$—
Amortizing Notes	—	147.5	—	—	—	—
Total debt	$—	$3,621.1	$—	$—	$3,092.3	$—

For more information on GFL’s financial instruments and related financial risk factors, see the Interim Financial Statements, the Annual Financial Statements, and the Annual MD&A.

8. Other

Related Party Transactions

On May 31, 2018, as part of the investment in GFL by a group of investors including affiliates of BC Partners Advisors L.P., Ontario Teachers’ Pension Plan Board, and Patrick Dovigi (the “Recapitalization”), we issued a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by our Chief Executive Officer and Founder, Patrick Dovigi, in an aggregate principal amount of $35.0 million, which is scheduled to mature on January 1, 2023. The note is being repaid in equal semi-annual instalments of $3.5 million. As of September 30, 2020, $17.5 million principal amount was outstanding on the note.

During the nine months ended September 30, 2020, in connection with the IPO, we issued a total of 360,321,456 of non-voting shares of Holdings to certain existing shareholders. The non-voting shares were converted for subordinate voting shares and multiple voting shares as part of the IPO.

In connection with the IPO, we issued an unsecured promissory note payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29.0 million and bearing market interest. The note is payable in equal semi-annual instalments of $2.9 million. The loan is scheduled to mature on March 5, 2025. As of September 30, 2020, $29.0 million principal amount was outstanding on the note.

Off-Balance Sheet Arrangements

Performance Bonds

We post performance bonds in favour of applicable governmental authorities as a condition of issuing some of our environmental compliance approvals for our permitted facilities. In addition, some municipal solid waste contracts and infrastructure and soil remediation projects may require us to post performance or surety bonds to secure our contractual performance. As of September 30, 2020, we had issued surety bonds totaling $953.2 million ($778.6 million as of December 31, 2019), of which approximately $108.5 million ($112.6 million as of December 31, 2019) is secured by a charge on the assets of certain subsidiaries.

These performance and surety bonds are issued in the ordinary course of business and are not considered company indebtedness. Because we currently have no liability for these financial assurance instruments, they are not reflected in our consolidated statement of financial position.

Share Information Prior to the Initial Public Offering

Prior to the completion of the IPO, our share capital consisted of an unlimited number of Voting Common shares, Class A Non-Voting Common shares, Class B Non-Voting Common shares, Class C Non-Voting Common shares, Class D Non-Voting Common shares, Class E Non-Voting Common shares, Class F Non-Voting Common shares, Class H Non-Voting Common shares, Class I Non-Voting Common shares, Class J Non-Voting Common shares and Class K Non-Voting Common shares. The Voting Common shares carried one vote per share.

Immediately prior to the completion of the IPO, we had 100 Voting Common shares, 2,645,194,628 Class A Non-Voting Common shares, 1,034,959,042 Class B Non-Voting Common shares, 144,330,329 Class C Non-Voting Common shares, 7,000,000 Class D Non-Voting Common shares, 159,468,329 Class F Non-Voting Common shares, 621,597,135 Class H Non-Voting Common shares, 159,016,639 Class I Non-Voting Common shares, 339,608,745 Class J Non-Voting Common shares and 11,399,544 Class K Non-Voting Common shares issued and outstanding. In addition, there were 159,468,329 options issued and outstanding under the Company’s legacy stock option plan.

Current Share Information

GFL’s current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As of October 1, 2020, we have 314,301,365 subordinate voting shares, 12,062,964 multiple voting shares and 28,571,428 perpetual convertible preferred shares (“the Preferred Shares”) issued and outstanding. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

The Preferred Shares are initially convertible into 23,804,523 subordinate voting shares based on a conversion price of $US25.20 per share. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of the Company at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Preferred Shares accrete at a rate of 7.000% per annum, compounded quarterly. From and after the fourth anniversary of the issuance of the Preferred Shares, GFL will have the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter will be 6.000% per annum. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Additional Information

Additional information relating to the Company, including the Company’s most recent annual and quarterly reports filed with the IPO Prospectus is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/edgar. The Company’s subordinate voting shares are listed for trading on the NYSE and on the TSX under the symbol “GFL”. The TEUs are listed for trading on the NYSE under the symbol “GFLU”.

9. Accounting Policies, Critical Accounting Estimates and Judgements

We prepare our consolidated financial statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgements are contained in the Annual Financial Statements. Refer to the Annual Financial Statements and the Interim Financial Statements for a summary of significant accounting policies.

Significant Accounting Estimates, Assumptions and Judgements

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Interim Financial Statements and the reported amounts of revenue and expenses during the reporting period. Key components of the Interim Financial Statements requiring management to make estimates include the expected credit loss in respect of receivables, the valuation of inventories, the useful lives of long-lived assets, the potential impairment of goodwill and indefinite life intangible assets, the valuation of property, plant and equipment, the fair value of the cash flow hedges, the fair value of the fuel hedges, the fair value of the net assets acquired in business combinations, stock-based compensation, asset retirement obligations, liabilities under legal contingencies, insurance related liabilities and Purchase Contract market valuation.

Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management’s historical experience, best knowledge of current events including COVID-19 and conditions and activities that we may undertake in the future. Actual results could differ from these estimates. While disruption to operations may occur in the coming months, currently there is no indication of business impact that would warrant GFL modifying its estimates, assumptions or judgement at this time. GFL continues to monitor the ongoing situation resulting from COVID-19. See Risk Factors.

Landfill Asset

The original costs of landfill assets, together with incurred and projected landfill construction and development costs are amortized on a per unit basis as landfill airspace is consumed. We amortize landfill assets over their total available disposal capacity representing the sum of estimated permitted airspace capacity, plus future permitted airspace capacity which represents an estimate of airspace capacity that management believes is probable of being permitted based on certain criteria. We have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

The following table summarizes landfill amortization expense on a per tonne basis for the periods indicated:

	Three months ended September 30, 2020	Nine months ended September 30, 2020	Year ended December 31, 2019
Amortization of landfill airspace ($ millions)	$23.0	$64.8	$126.9
Tonnes received (millions of tonnes)	1.6	4.6	6.1
Average landfill amortization per tonne ($)	$14.4	$14.1	$20.8

Unique per-tonne amortization rates are calculated for each of our landfills and the rates can vary significantly due to regional differences in construction costs and regulatory requirements for landfill development, capping, closure and post closure activities.

Landfill Development Costs

Landfill development costs include costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells, gas recovery systems and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace as described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill amortization expense.

Landfill Closure and Post-Closure Obligations

We recognize the estimated liability for final capping, closure and post-closure maintenance obligations that results from acquisition, construction, development or normal operations as airspace is consumed. Costs associated with capping, closing and monitoring a landfill or portions thereof after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill’s operating life, representing the period over which the site receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset’s useful life.

Estimates are reviewed at least once annually and consider, amongst other things, regulations that govern each site. We estimate the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on evaluation of current and future economic conditions and the expected timing of these expenditures. Fair value estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

Significant reductions in our estimates of remaining lives of our landfills or significant increases in our estimates of landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

Landfill Capacity

Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the total available disposal capacity, considering both permitted and probable future permitted airspace. Future permitted airspace capacity, represents an estimate of airspace capacity that is probable of being permitted based on the following criteria:

•	Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

•	It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

•	We have a legal right to use or obtain land associated with the expansion plan;

•	There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

•	Management is committed to pursuing the expansion; and

•	Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

As of September 30, 2020, we had 120.9 million tonnes (December 31, 2019: 113.5 million tonnes) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. During the nine months ended September 30, 2020, permitted capacity net increased due to the acquisition of a landfill. As of September 30, 2020, two of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 2.9 million tonnes, and together with remaining permitted capacity, our total remaining capacity is 123.8 million tonnes (December 31, 2019: 116.4 million tonnes). Based on total capacity as of September 30, 2020 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 19.5 years (December 31, 2019: 19.0 years). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

We may be unsuccessful in obtaining permits for future airspace capacity at our landfills. In such cases, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill amortization expense being recognized on a prospective basis.

We periodically evaluate our landfill sites for potential impairment indicators. Our judgements regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

10. Non-IFRS Financial Measures and Key Performance Indicators

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property, plant and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) loss (gain) on foreign exchange, (b) loss (gain) on sale of property, plant and equipment, (c) mark-to-market loss (gain) on fuel hedge, (d) mark-to-market loss (gain) on Purchase Contracts, (e) share-based payments, (f) acquisition, integration and other costs (included in selling, general and administrative expenses related to acquisition activity), (g) costs associated with the IPO, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), and (i) deferred purchase consideration. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA Margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA to Net Loss Reconciliation

The following tables provide a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

($ millions)	Three months ended September 30, 2020	Three months ended September 30, 2019
Net loss	$(114.7)	$(109.9)
Add:
Interest and other finance costs	94.9	130.9
Depreciation and amortization	124.6	107.9
Amortization of intangible assets	109.3	86.4
Income tax recovery	(44.9)	(33.3)
EBITDA	169.2	182.0
Add:
(Gain) loss on foreign exchange(1)	(22.0)	10.2
Loss (gain) on sale of property, plant and equipment	0.3	(0.5)
Mark-to-market loss on fuel hedge	—	0.6
Mark-to-market loss on Purchase Contracts(2)	107.5	—
Share-based payments(3)	7.2	3.6
Transaction costs(4)	17.1	18.3
Acquisition, rebranding and other integration costs(6)	0.9	10.5
Deferred purchase consideration	$1.0	$1.0
Adjusted EBITDA	$281.2	$225.7

($ millions)	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net loss	$(508.2)	$(271.3)
Add:
Interest and other finance costs	459.7	381.8
Depreciation and amortization	370.9	303.4
Amortization of intangible assets	319.5	247.4
Income tax recovery	(170.9)	(84.8)
EBITDA	471.0	576.5
Add:
Loss (gain) on foreign exchange(1)	75.6	(34.8)
Loss on sale of property, plant and equipment	2.4	1.1
Mark-to-market loss on fuel hedge	1.8	0.9
Mark-to-market loss on Purchase Contracts(2)	93.3	—
Share-based payments(3)	27.1	10.9
Transaction costs(4)	36.0	36.9
IPO transaction costs(5)	46.2	—
Acquisition, rebranding and other integration costs(6)	10.1	23.3
Deferred purchase consideration	2.0	2.0
Adjusted EBITDA	$765.5	$616.8

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) and gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.

(4)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(5)	Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.

11. Forward-Looking Information

This MD&A, including, in particular, the sections above entitled “Factors Affecting Our Results of Operations”, “Liquidity and Capital Resources” and “Risk Factors”, contains forward-looking information and forward-looking statements which reflect the current view of management with respect to the our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and elsewhere in this report. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following risk factors which are described in greater detail under the heading entitled “Risk Factors” in the IPO Prospectus and elsewhere in this MD&A: our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; changing governmental regulation, and risks associated with failure to comply; liabilities in connection with environmental matters; loss of municipal and other contracts; potential inability to renew or obtain new landfill or organic waste facility permits and agreements, and the cost of operation and/or future construction of existing landfills or organic waste facilities; our dependence on third party landfills and transfer stations; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health and safety and environmental risks; natural disasters, weather conditions and seasonality; loss of existing customers or inability to obtain new contracts; economic downturn may adversely impact our operating results and cause exposure to credit risks; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; introduction of new tax or accounting rules, laws or regulations; increases in insurance costs; climate change regulations that could increase cost to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; changing competitive dynamics for excess landfill capacity; litigation or regulatory or activist action; and health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic.